Exhibit 99.10

FIAT CHRYSLER AUTOMOBILES

(BAR CODE)

Computershare

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 14, 2017
ASSEMBLEA DEGLI AZIONISTI - 14 APRILE 2017

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	**X.XXX.XXXXX**	**N. DI REGISTRAZIONE**

The Annual General Meeting of Shareholders of FCA N.V. will be held on ***April 14, 2017** at **12:00 NOON CEST** at:*	L'Assemblea degli Azionisti di FCA N.V. si terrà il **14 Aprile 2017** alle ore **12:00** presso:
Radisson Blu Hotel Amsterdam Airport **Boeing Avenue 2, 1119 PB Schiphol-Rijk (the Netherlands)**	

We hereby confirm the registration to attend the above meeting of:	Confermiamo la registrazione per partecipare alla suddetta assemblea di:
Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	
Date of birth/Data di nascita: XX.XX.XXXX - *Place of birth*/Luogo di nascita: XXXXXXXXXXXXXXXX	
Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	

for the following shares/ per le seguenti azioni:	
Class of shares/Tipo azioni	(*Common/Electing/Qualifying/Special voting*)
Number of shares/Numero di azioni	XXXXXXXXXXX

Fiat Chrysler Automobiles N.V. **Computershare S.p.A.**

PROXY CARD

Should the above indicated Shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto Azionista non può partecipare all'assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

***appoints*/delega:**

Mr./Mrs./ il Sig./la Sig.ra ....

to represent him/her and vote on his/her behalf at the abovementioned AGM of Shareholders of FCA N.V.	a rappresentarlo/la e a votare per suo conto alla sopramenzionata Assemblea degli Azionisti della FCA N.V.

Date/Data	*Signature*/Firma

SPECIMEN